

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2009

Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660

Re: Ambassadors International, Inc.
             Form 10-K for the fiscal year ended December 31, 2008
             Filed April 15, 2009
             Preliminary Proxy Statement on Schedule 14A
             Filed September 28, 2009
             File No. 000-26420

Dear Mr. Detillion:

        We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Form 10-K

Part I, page 1

Item 1A. Risk Factors, page 10

1. In future filings, please remove all references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks. All material risks should be described. If risks are not deemed material, you should not reference them.

Part II, page 23

Management's Report on Internal Control Over Financial Reporting, page 40

2. Refer to the last sentence of the second paragraph under this heading. In future filings, please revise to clarify that you are providing *management's* conclusion regarding the effectiveness of the company's internal control over financial reporting.

Part IV, page 42

Signatures, page 83

3. Your signature page of your Form 10-K must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he or she has signed. Refer to General Instruction D.2. to Form 10-K.

Preliminary Proxy Statement on Schedule 14A

General

4. Revise to discuss the rights of appraisal or similar rights of dissenters with respect to matters to be acted upon and indicate any statutory procedures required to be followed by dissenting security holders in order to perfect such rights. Refer to Item 3 of Schedule 14A.

5. Please revise your filing to provide a discussion of the various economic and financial conditions affecting the company which culminated in the proposed exchange offer. Include, for example, disclosure regarding the going concern opinion from your auditors.

6. Please add a table providing quantitative information regarding the dilution that existing stockholders will incur in the event that varying amounts of the existing notes are validly tendered and accepted in the exchange offer, including in the event that the maximum amount of notes are exchanged. Please also add disclosure regarding the varying amounts of New Notes that may be issued depending on the amount of Existing Notes that are tendered and accepted in the exchange offer.

Background, page 4

7. Refer to the first sentence. Clarify what the certain other associated rights are in regards to the Existing Notes.

8. Provide a brief explanation of how you determined the exchange ratio for the existing notes and the exchange consideration. Also, please describe how you calculated the price of $273.1959 of principal amount of the new notes. Refer to Item 12(a) of Schedule 14A.

9. Clarify, if true, that the exchange is not conditioned on a minimum amount of the Existing Notes to be tendered.

Purpose of the Exchange Offer, page 5

10. We note your disclosure that one of the reasons for making the Exchange Offer is to decrease your annual interest expense. Quantify, to the extent practicable, the annual interest decrease you expect if all of the notes are exchanged, if 75% of the notes are exchanged, or if only the notes held by noteholders subject to the Support Agreements are exchanged.

11. Please briefly describe your ongoing restructuring, including your intentions to sell assets.

Repurchase, page 5

12. Please briefly describe the conditions that would permit holders of the Existing Notes to require you to repurchase the outstanding Existing Notes.

Summary of the New Notes, page 6

13. We note your disclosure regarding the liens on the company's and the Subsidiary Guarantors' assets. Please address here how the New Notes and guarantees may be impacted if you sell all of your non-Windstar Cruise related assets, as you have announced is your intention or advise.

Unaudited Pro Forma Financial Data, page 7

14. In light of (i) the decline in ship values throughout your industry, (ii) the excess of the net book value of your company over its market capitalization, (iii) your operating losses from continuing operations as well as negative operating cash flow in recent periods, (iv) the substantial doubt about your ability to continue as a going concern and (v) the fact that you are offering to exchange debt and equity with a fair value that is substantially less than the carrying value of the Existing Notes, please tell us what consideration was given to further impairment of your assets, including those of Windstar Cruises. In this regard, please tell us whether or not the Exchange Offer was considered an event or a change in circumstance that indicates the carrying value of your assets may not be recoverable. If so, revise your filing to include robust note disclosure regarding the conclusions reached in your impairment analysis. If not, please tell us and revise your filing to discuss in significant detail how you arrived at your conclusion.

15. We note that you intend to account for the exchange as a troubled debt restructuring. However, only those Existing Notes tendered are eligible for troubled debt restructuring under SFAS 15. In this regard, if less than 100% of your Existing Notes are tendered, it is possible that you would continue to have a substantial amount of debt, and your settlement gain as well as interest expense could be materially different. As such, please provide additional pro forma presentations that give effect to the range of possible results as required by Rule 11-02(b)(8) of Regulation S-X.

16. Your pro forma information only gives effect to those adjustments that are directly attributable to the Exchange Offer. However, Rule 11-01(a)(8) of Regulation S-X indicates you should include, in your pro forma financial statements or notes thereto, any other events or transactions (not directly attributable to the Exchange Offer) that have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as the disposition of the Cypress Re re-insurance business and the pending sale of the Queen of the West. In this regard, please note that pro forma information with respect to the Exchange Offer should be clearly distinguished from any other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that solely gives effect to the Exchange Offer and is separate from the other pro forma information. Please also refer to the last sentence of Instruction 6 to Rule 11-02(b) of Regulation S-X.

Notes to Unaudited Pro-Forma Consolidated Financial Information

Note 2

17. It appears the settlement gain or loss may be impacted by variances in your share
    price between September 4, 2009 and the date of consummation of the Exchange
    Offer. In this regard, we suggest you consider providing a sensitivity table for the
    range of possible results. See Rule 11-02(b)(8) of Regulation S-X.

Proposal One, page 11

Reason for Request, page 11

18. Please tell us why you have not undertaken a separate analysis of the respective
    values of Existing Notes, New Notes and Common Stock that will be the subject
    of the Exchange Offer.

Stockholders Will Face Significant Dilution, page 12

19. Please disclose here the total number of authorized shares and the number of
    shares issued and outstanding before the exchange offer.

20. Refer to the third sentence. Please clarify or disclose the other consequences you
    are referring to.

Certain Holders of Our Existing Notes, page 12

21. Consider expanding the discussion here to provide shareholders a better sense of
    what control by a few significant shareholders that may also have director
    designees on the Board may mean for them. For example, they may be able to
    influence corporate decisions regarding selling assets, restructuring debt or the
    issuance of more stock.

The indenture for the New Notes, page 13

22. Please disclose the minimum cash balance that you will be required to maintain if
    you enter into a Working Capital Facility.

We May Not Be Able To Enter Into the Working Capital Facility, page 13

23. Please address here whether you still need additional sources of cash in the
    immediate future in order to fund your current operations.

Provisions of the New Notes, page 13

24. Please expand the discussion here to disclose which provisions you are referring to and the "other circumstances" that may make it more difficult for a third party to acquire you.

Certain Material U.S. Federal Income Tax Considerations, page 14

25. Please delete the word "certain" from the heading and first sentence of the introductory paragraph. Clarify that you discuss each material federal income tax consequence.

Vote Required, page 16

26. Please disclose if the noteholders subject to the Support Agreements have agreed to vote their outstanding pre-transaction common shares in favor of the proposal and, if so, the percentage of the outstanding pre-transaction shares they own.

Where You Can Find Additional Information, page 19

27. Refer to the sixth paragraph. Please confirm you have listed all the documents that you are incorporating by reference or revise to clearly identify the document(s) you are incorporating by reference. In this regard, please clearly state whether you are incorporating by reference the information in the seventh paragraph.

28. Please refer again to the sixth paragraph. Please clarify which documents and financial information is being delivered with this proxy statement. Refer to Item 13(b)(2) of Schedule 14A.

Form 8-K filed on September 25, 2008

Exhibit 99.2

Financial Statements for the Year Ended December 31, 2008

Note 1- Description of the Company and Summary of Significant Accounting Policies

29. We note that, on January 27, 2009, you leased the Delta Queen for use as a fixed location boutique hotel, restaurant and bar. In this regard, please provide us with a summary of the lease terms, your accounting methodology for this lease, and how amounts related to this lease are reflected in your financial statements. Also, tell us how the monthly lease payment compares to the monthly depreciation charge for the underlying vessel and how the expected residual value of this

vessel at the end of the lease term compares to the projected carrying value of this vessel at that time.

Note 2- Business Acquisitions and Investments

Windstar Cruises

30. We note that $89.5 million of the purchase price with respect to your acquisition of Windstar Cruises was allocated to Vessels and Equipment. Please tell us how you determined the fair value for each vessel and provide us with the amount allocated to each vessel at the time of acquisition as well as the current carrying value of each vessel. Also, it is not clear how you arrived at the conclusion that no subsequent impairment is necessary in relation to these vessels.   In this regard, with respect to your impairment analysis at December 31, 2008, please tell us how you addressed (i) the decline in ship values throughout your industry, (ii) the excess of the net book value of your company over its market capitalization, (iii) your operating losses from continuing operations as well as negative operating cash flow during 2008, and (iv) the substantial doubt about your ability to continue as a going concern.

Note 10- Other Income (expenses), net

31. Pursuant to SFAS 144 and footnote 68 to SAB 104, the $7 million loss on disposal of assets should have been included in the determination of your loss from continuing operations for the year ended December 31, 2008. Accordingly, please revise the 2008 financial statements included in your Form 8-K filed on September 25, 2009, and consider the need to revise the financial statements included in your 2008 Form 10-K.

Form 10-Q for the quarterly period ended June 30, 2009

Part I- Financial Statements

Note 3- Impairment, page 12

32. We note that you considered external valuations of certain Majestic America Line vessels in performing your impairment analysis of the Majestic America Line vessels as of June 30, 2009. In this regard, please provide us with a summary of your impairment analysis, including the fair value assessment for each vessel.

33. Additionally, in your Form 8-K filed September 17, 2009, you indicate that you entered into a definitive agreement to sell the Queen of the West. Please provide us with the agreed-upon sales price. Also, if the fair value assessment of the Queen of the West was materially different than the agreed-upon sales price, please provide us with an explanation for the difference and tell us whether or not you believe any such difference is an indication of potential differences between the current value of other Majestic America Line vessels and the fair value assessments used in your interim impairment analysis.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any questions.

Regards,

Susan Block
Attorney-Advisor

cc: Mark T. Detillion
Fax: (206) 340-0975

Michael Stanton
Fax: (310) 246-6779